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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X      Form 40-F
               ---               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, an announcement of the Registrant relating to the nomination of Mr. Jiang Jiemin as a Director of the Registrant by China National Petroleum Corporation, the Registrant's controlling shareholder.

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                                [PETROCHINA LOGO]

               [PETROCHINA COMPANY LIMITED IN CHINESE CHARACTERS]
                           PETROCHINA COMPANY LIMITED
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                           (HONG KONG STOCK CODE: 857)

                                  ANNOUNCEMENT
--------------------------------------------------------------------------------
The Board of Directors of the Company was informed on 8 May 2004 by the Company's controlling shareholder, China National Petroleum Corporation of its nomination of Mr. Jiang Jiemin as a Director of the Company. The official appointment of Mr. Jiang is subject to approval by shareholders at the annual general meeting to be held on 18 May 2004.
--------------------------------------------------------------------------------


The Board of Directors of the Company was informed on 8 May 2004 by the Company's controlling shareholder, China National Petroleum Corporation ("CNPC") of its nomination of Mr. Jiang Jiemin as a Director of the Company. The official appointment of Mr. Jiang is subject to approval by shareholders at the annual general meeting to be held on 18 May 2004.

Mr. Jiang Jiemin, aged 48, is a senior economist. Mr. Jiang graduated from the Correspondence Course for Leading Cadres of Party School of the Communist Party of China Central Committee in economics management and has almost 30 years' experience in China's oil and gas industry. Mr. Jiang was a Deputy Director of Shengli Petroleum Administration Bureau from 1993 and Director of Qinghai Petroleum Administration Bureau from November 1994. Mr. Jiang had been an Assistant President of CNPC and the Head of the Preparation Committee of the Restructuring and Listing of the Company from February 1999. Mr. Jiang was a Director and Vice President of the Company from November 1999 to June 2000 when Mr. Jiang became Vice Governor of Qinghai Province. Mr. Jiang was a Standing Committee member of the Communist Party of Qinghai Province and Vice Governor of Qinghai Province from November 2000 and Deputy Secretary of the Communist Party of Qinghai Province and Vice Governor of Qinghai Province from June 2003. From April 2004, Mr. Jiang became Vice President of CNPC.

As at the date of this announcement, the Board comprises Mr. Ma Fucai as chairman, Mr. Wu Yaowen and Mr. Ren Chuanjun as vice chairmen, Mr. Chen Geng, Mr. Su Shulin and Mr. Wang Fucheng as executive directors, Mr. Zheng Hu, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

Made by the order of the Board of PetroChina Company Limited the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

                                                  PETROCHINA COMPANY LIMITED

                                                           LI HUAIQI

                                                    Secretary to the Board

10 May 2004

                                       1
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: May 11, 2004                         By: /s/ Li Huaiqi
                                                --------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary